Exhibit 4.8

Heritage Bankshares, Inc.

1999 STOCK OPTION PLAN (Effective May 25, 1999)

PURPOSE

The purpose of the Plan is to promote the success of the Company and its subsidiaries by providing incentives to key employees of the Company and its subsidiaries and to the non-employee directors of the Company and its subsidiaries that will promote the identification of their personal interests with the long-term financial success of the Company and with growth in shareholder value. The Plan is designed to provide flexibility to the Company in its ability to motivate, attract, and retain the services of key employees and non-employee directors upon whose judgment, interest, and special effort the successful conduct of its operation is largely dependent.

ADMINISTRATION

The Plan is administered by the Committee. The Committee for purposes of Awards to key employees consists of the non-employee directors of the Company (as defined in Rule 16b-3 under the Securities Exchange Act (the “Exchange Act”)). The Committee for purposes of Awards to non-employee directors consists of the employee directors of the Company. The Committee will have the power, among others, to determine the key employees to whom Awards shall be made.

Each Award under the Plan will be made pursuant to a written agreement between the Company and the recipient of the Award (the “Agreement”). In administering the Plan, the Committee generally will have the authority to determine the terms and conditions upon which Awards may be made and exercised, to determine terms and provisions of each Agreement, to construe and interpret the Plan and the Agreements, to establish, amend or waive rules or regulations for the Plan’s administration, to accelerate the exercisability of any Award, the end of any performance period or termination of any period of restriction, and to make all other determinations and take all other actions necessary or advisable for the administration of the Plan. Non-employee directors will receive automatic Awards, many of the terms and provisions of which are fixed by the Plan, as described below. See the section below captioned Automatic Awards to Non-Employee Directors”. The members of the Committee will be indemnified by the Company against the reasonable expenses incurred by them, including attorney’s fees, in the defense of any action, suit or proceeding, or any appeal therein to which they may be a party by reasons of any action taken or failure to act under the Plan. Subject to the terms, conditions and limitations of the Plan, the Committee may modify, extend or renew outstanding Awards, or, if authorized by the Board of Directors, accept the surrender of outstanding Awards and authorize new Awards in substitution therefore, including Awards with lower exercise prices or longer terms than the surrendered Awards. The Committee may also modify any outstanding Agreement, provided that no modification may adversely affect the rights or obligations of the recipient without the consent of the recipient.

The Board may terminate, amend or modify the Plan from time to time in any respect without shareholder approval, unless the particular amendment or modification would adversely affect any optionee in which case the consent of the optionee would be required. Currently, Rule 16b-3 under the Exchange Act and the regulations under the Internal Revenue Code of 1986, as amended (the “Code”), governing ISOs taken together require shareholder approval of any amendments which would (i) materially increase the benefits accruing to participants, (ii) materially increase the number of securities which may be issued or

(iii) materially modify the requirements as to eligibility for participation. The Plan will expire on May 25, 2009, unless sooner terminated by the Board.

AWARDS—IN GENERAL

The Plan authorizes the grant of incentive stock options within the meaning of Section 422 of the Code (“ISOs”) and non-qualified stock options (“NQSOs”) (collectively, “Options”). Subject to the terms, conditions and limitations of the Plan, the Option terms applicable to such Options will be determined by the Committee, but no Option will be exercisable in any event after ten years from its grant (or five years in the case of Awards of ISOs to optionees who are more than 10% shareholders of the Company). Awards granted to employees may be either ISOs or NQSOs. Awards granted to non-employee directors must be NQSOs. All Options granted as ISOs will comply with all applicable provisions of the Code and all other applicable rules and regulations governing ISOs. All other Option terms will be determined by the Committee in its sole discretion, provided that many of the aspects of automatic Awards to non-employee directors are automatically fixed by the terms of the Plan. See the section below captioned “Automatic Awards to Non-Employee Directors”. However, an employee may not be granted Options covering more than 10,000 shares in any calendar year. Awards granted under the Plan may not be assigned, transferred, pledged or otherwise encumbered by a participant, other than by will or the laws of descent and distribution or in certain situations with the agreement of the Committee. Awards may be exercised during the recipient’s lifetime only by the recipient or any permitted transferee or, in the case of disability, by the recipient’s legal representative.

DISCRETIONARY AWARDS TO EMPLOYEES

Employees of the Company and its subsidiaries who are selected by the Committee are eligible for Awards under the Plan. Such employees include officers or other employees of the Company and its subsidiaries who, in the opinion of the Committee, can contribute significantly to the growth and profitability of, or perform services of major importance to, the Company and its subsidiaries. The number of employees who initially may be eligible for Awards under the Plan is approximately 42. The exercise price of an Award to an employee may not be less than 100% (or 110% in the case of Awards of ISOs to optionees who are more than 10% shareholders of the Company) of the fair market value of the shares on the Award date.

Unless the Committee determines otherwise, one-third of an Award to an employee will become vested and exercisable on each of the first three anniversaries of the Award date.

AUTOMATIC AWARDS TO NON-EMPLOYEE DIRECTORS

Non-employee directors of the Company and its subsidiaries designated by the Committee will receive an automatic Award of NQSOs covering 2,000 shares as of the day after each annual meeting of the shareholders of the Company during the term of the Plan. Currently, the only subsidiary designated for participation in the Plan is Heritage Bank & Trust. There currently are 9 non-employee directors eligible to participate in the Plan. The exercise price of the non-employee director automatic Awards will be 120% of the fair market value of the shares on the Award date. Unless the Committee determines otherwise, each such Award will become vested and exercisable on the third anniversary of the Award date, and each such Award will be forfeited to the extent it is not vested and exercisable if the director to which awarded resigns, fails to be reelected as a director, dies or becomes disabled. Except as otherwise described in this section, automatic Awards to non-employee directors are generally subject to the same terms and conditions as other Awards under the Plan.

SHARES SUBJECT TO THE PLAN

Up to 70,000 shares of Common Stock may be issued to employees and up to 20,000 shares of Common Stock may be issued to non-employee directors under the Plan. Except as set forth below, shares of Common Stock issued in connection with the exercise of, or as other payment for an Award will be charged against the total number of shares issuable under the Plan. If any Award granted (for which no material benefits of ownership have been received) terminates, expires or lapses for any reason other than as a result of being exercised, Common Stock subject to such Award will be available for further Awards. In order to reflect such events as stock dividends, stock splits, recapitalizations, mergers, consolidations or reorganizations by the Company, the Committee will adjust the number of shares subject to each outstanding Award, the exercise price and the aggregate number of shares from which grants or awards may be made.

CHANGE IN CONTROL

In order to maintain all the participants’ rights in the event of a Change in Control of the Company (as that term is defined in the Stock Option Plan), the Committee, as constituted before such Change in Control, may take in its sole discretion any one or more of the following actions either at the time an Award is made or any time thereafter: (i) provide for the acceleration of any time periods relating to the exercise or realization of any such Award so that such Award may be exercised or realized in full on or before a date initially fixed by the Committee; (ii) provide for the purchase or settlement of any such Award by the Company, upon the participant’s request, for an amount of cash equal to the amount which could have been obtained upon the exercise of such Award or realization of such participant’s rights had such Award been currently exercisable or payable; (iii) make such adjustment to any such Award then outstanding as the Committee deems appropriate to reflect such Change in Control; or (iv) cause any such Award then outstanding to be assumed, or new rights substituted therefore, by the acquiring or surviving corporation in such Change in Control. In addition, the Committee may provide in any Award any of the foregoing in the event of the occurrence of a Change in Control.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

ISOs

An optionee will not recognize income on the grant of an ISO, and an optionee generally will not recognize income on the exercise of an ISO, except as described in the following paragraph. Under these circumstances, no deduction will be allowable to the Company in connection with either the grant of such Options or the issuance of shares upon exercise thereof. However, if the exercise of an ISO occurs more than three months after the optionee ceased to be an employee for reasons other than death or disability (or more than one year thereafter if the optionee ceased to be an employee by reason of permanent and total disability), the exercise will not be treated as the exercise of an ISO, and the optionee will be taxed in the same manner as on the exercise of a NQSO, as described below. For the Option to qualify as an ISO upon the optionee’s death, the optionee must have been employed at the Company for at least three months before his or her death. Gain or loss from the sale or exchange of shares acquired upon exercise of an ISO generally will be treated as capital gain or loss. If, however, shares acquired pursuant to the exercise of an ISO are disposed of within two years after the Option was granted or within one year after the shares were transferred pursuant to the exercise of the Option, the optionee generally will recognize ordinary income at the time of the disposition equal to the excess over the exercise price of the lesser of the amount realized or the fair market value of the shares at the time of exercise (or, in certain circumstances, at the time such shares became either transferable or not subject to a substantial risk of forfeiture). The exercise of an ISO may result in a tax to the optionee under the alternative minimum tax because as a general rule the excess of the fair market value of stock received on the exercise of an ISO over the exercise price is defined as an item of “tax preference” for purposes of determining alternative minimum taxable income.

Non-qualified Stock Options.

A participant will not recognize income on the grant of a NQSO, but generally will recognize income upon the exercise of a NQSO. The amount of income recognized upon the exercise of a NQSO will be measured by the excess, if any, of the fair market value of the shares at the time of exercise over the exercise price, provided that the shares issued are either transferable or not subject to a substantial risk of forfeiture.

If shares received on the exercise of a NQSO are nontransferable and subject to a substantial risk of forfeiture then, unless the optionee elects to recognize income at the time of receipt of such shares, the optionee will not recognize ordinary income until the shares become either transferable or are not subject to a substantial risk of forfeiture. For these purposes, shares will be treated as nontransferable and subject to a substantial risk of forfeiture for as long as the sale of the shares at a profit could subject the optionee to suit under Section 16(b) of the Exchange Act. In the circumstances described in this paragraph, the amount of income recognized is measured with respect to the fair market value of the shares at the time the income is recognized. Under the current rules under Section 16(b), in most cases an officer or director subject to those rules who has held a NQSO for at least six months prior to its exercise will recognize income and therefore be taxed immediately upon exercise of the NQSO. In the case of ordinary income recognized by an optionee as described above in connection with the exercise of a NQSO, the Company will be entitled to a deduction in the amount of ordinary income so recognized by the optionee, provided the Company satisfies certain federal income tax withholding requirements.

General

The rules governing the tax treatment of Awards that may be granted under the Plan are quite technical, so that the above description of tax consequences is necessarily general in nature and does not purport to be complete. Moreover, statutory provisions are, of course, subject to change, as are their interpretations, and their application may vary in individual circumstances. Finally, the tax consequences under applicable state laws may not be the same as under the federal income tax laws.

Accounting Treatment

Under current accounting principles, neither the grant nor the exercise of a stock option with an exercise price not less than the fair market value of the Common Stock at the date of grant would require a charge against earnings.